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George T.

Sales & Marketing Professional

Dallas/Fort Worth Area · 113 connections · Contact info

Consulting and Representation Services

Experience

Sales and Marketing Professional
Consulting and Representation Services
Nov 2015 – Present · 3 yrs 10 mos

Vice President of Sales & Marketing
Manufacturing Company retail division
Oct 1992 – Nov 2015 · 23 yrs 2 mos

Vice President of Sales & Marketing for a large US non-woven manufacturer.

Skills & Endorsements

Sales · 3
Ric Morrison and 2 connections have given endorsements for this skill

Strategic Planning · 3
Kathy Scott-Morrow and 2 connections have given endorsements for this skill

Marketing Strategy · 2
Maggie Kruger and 1 connection have given endorsements for this skill

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